SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on this date, the Official Letter No 249/2020/SE-MME, of the Ministry of Mines and Energy, informing that it requested the Special Finance Secretariat of the Ministry of Economy to include BRL 4 billion in the 2021 Annual Budget Law Project for the constitution of the new public company provided for in Bill 5,877 of 2019 (“PL”), which deals with the privatization of Eletrobras.

The PL establishes that, in case of privatization, a state-owned company shall be responsible for the shareholding of Itaipu Binacional, by the current subsidiary Eletrobras Termonuclear SA - Eletronuclear (“Eletronuclear”), for the assets of the Federal Government under Eletrobras management and for government programs.

We emphasize that the new state-owned company should only be effectively created for the purposes set out above, in case of approval of the PL by the National Congress.

The full letter from the Ministry of Mines and Energy referred to in this Relevant Fact is attached.

Rio de Janeiro, July 21, 2020.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free Translation of the Official Letter No 249/2020/SE-MME

MINISTRY OF MINES AND ENERGY

Executive Secretary

Esplanada dos Ministérios - Block U, 7th floor, Brasília / DF, CEP 70065-900

Telephone: (61) 2032-5011 / 5211 / secex@mme.gov.br

The Ms

ELVIRA CAVALCANTI PRESTA

Financial and Investor Relations Director

Centrais Elétricas Brasileiras S.A (Eletrobras)

Rua da Quitanda nº 196, 23º Andar - Centro

20091-005 - Rio de Janeiro – RJ

Subject: Budget Credit Request related to Eletrobras capitalization

Dear Sirs

1. In relation to the subject in question, we inform that, on the present date, this Ministry of Mines and Energy has requested the Special Secretariat of Finance of the Ministry of Economy to include R$ 4 billion in the 2021 Annual Budget Bill with the objective of to foresee funds in case it is necessary to set up a new public company, throughout 2021, as provided for in the proposal for the capitalization process of Eletrobras that is currently being processed in the National Congress through Bill 5.877, of 2019.

2. As is well known, the aforementioned Bill provides for the creation of a public company that would be responsible for government programs, Itaipu, Eletronuclear and the Federal Government´s assets currently under Eletrobras management, segregating from the company that will be capitalized certain rights and obligations associated with activities of a public nature currently carried out by Eletrobras..

3. If the National Congress approves Bill 5.877, from 2019, until 2021, the provision of such resources in the referred Budget Law is indispensable for the timely constitution of the public company necessary for the execution of the process in order to be possible. question. It is, therefore, evident that the constitution of the aforementioned public company will only occur with the due approval of the National Congress to the proposed capitalization process through the approval of the Bill 5.877, of 2019.

Kind regards,

MARISETE FÁTIMA DADALD PEREIRA

Executive Secretary

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.